UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Eagle Entertainment Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

37951D102
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Berylson Capital Partners, LLC Berylson Master Fund, LP James Berylson
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Berylson Capital Partners, LLC – Delaware Berylson Master Fund, LP - Cayman Islands James Berylson - United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Berylson Capital Partners, LLC – 0 shares Berylson Master Fund, LP - 0 shares James Berylson - 0 shares
6    Shared Voting Power

Berylson Capital Partners, LLC – 2,606,778 shares of Common Stock
Berylson Master Fund, LP – 2,606,778 shares of Common Stock
James Berylson – 2,606,778 shares of Common Stock

Refer to Item 4 below.

7 Sole Dispositive Power Berylson Capital Partners, LLC – 0 shares Berylson Master Fund, LP - 0 shares James Berylson - 0 shares
8    Shared Dispositive Power

Berylson Capital Partners, LLC – 2,606,778 shares of Common Stock
Berylson Master Fund, LP – 2,606,778 shares of Common Stock
James Berylson – 2,606,778 shares of Common Stock

Refer to Item 4 below.

9
Aggregate Amount Beneficially Owned by Each Reporting Person

Berylson Capital Partners, LLC – 2,606,778 shares of Common Stock
Berylson Master Fund, LP – 2,606,778 shares of Common Stock
James Berylson – 2,606,778 shares of Common Stock

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* Berylson Capital Partners, LLC – 4.7% Berylson Master Fund, LP - 4.7% James Berylson – 4.7% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Berylson Capital Partners, LLC – OO (Limited Liability Company) Berylson Master Fund, LP - PN (Limited Partnership) James Berylson – IN

SCHEDULE 13G

Item 1.

(a)	Name of Issuer
Global Eagle Entertainment Inc. (f/k/a Global Eagle Acquisition Corp.)
(b)	Address of Issuer’s Principal Executive Offices
4353 Park Terrace Drive Westlake Village, California 91361

Item 2.

(a)	Name of Person Filing
Berylson Capital Partners, LLC Berylson Master Fund, LP James Berylson
(b)	Address of Principal Business Office or, if none, Residence
Berylson Capital Partners, LLC Berylson Master Fund, LP James Berylson c/o Berylson Capital Partners, LLC 33 Arch Street, Suite 3100 Boston, MA 02110
(c)	Citizenship
Berylson Capital Partners, LLC - Delaware Berylson Master Fund, LP - Cayman Islands James Berylson - United States
(d)	Title of Class of Securities
Common Stock, par value $0.0001
(e)	CUSIP Number
37951D102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages herein are calculated based upon (i) the statement in the Issuer’s prospectus supplement, as filed with the SEC on December 18, 2013, that there were 52,752,890 shares outstanding upon the closing of its then pending public offering of shares of Common Stock, assuming the full sale of shares under the underwriters’ overallotment option and (ii) the statement in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 26, 2013, that the Issuer closed on a public offering selling an aggregate of 13,340,000 shares of Common Stock (including 1,740,000 shares of Common Stock sold pursuant to the exercise in full of the overallotment option granted to the underwriters thereof) pursuant to which transaction the Reporting Persons acquired the shares reported herein.

(a)	Amount Beneficially Owned**
Berylson Capital Partners, LLC – 2,606,778 shares of Common Stock Berylson Master Fund, LP – 2,606,778 shares of Common Stock James Berylson – 2,606,778 shares of Common Stock
(b)	Percent of Class
Berylson Capital Partners, LLC – 4.7% Berylson Master Fund, LP - 4.7% James Berylson – 4.7%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Berylson Capital Partners, LLC – 0 shares Berylson Master Fund, LP - 0 shares James Berylson - 0 shares
	(ii)	shared power to vote or to direct the vote
Berylson Capital Partners, LLC – 2,606,778 shares of Common Stock Berylson Master Fund, LP – 2,606,778 shares of Common Stock James Berylson – 2,606,778 shares of Common Stock
	(iii)	sole power to dispose or to direct the disposition of
Berylson Capital Partners, LLC – 0 shares Berylson Master Fund, LP - 0 shares James Berylson - 0 shares
	(iv)	shared power to dispose or to direct the disposition of
Berylson Capital Partners, LLC – 2,606,778 shares of Common Stock Berylson Master Fund, LP – 2,606,778 shares of Common Stock James Berylson – 2,606,778 shares of Common Stock

** Shares reported herein for Berylson Master Fund, LP (the “Fund”) represent 297,684 shares of Common Stock held of record by the Fund and 2,309,094 shares issuable upon the exercise of warrants held by the Fund.  Shares reported herein for Berylson Capital Partners, LLC (“Berylson Capital”) represent the above referenced shares reported for the Fund, for which Berylson Capital serves as the investment manager.  Shares reported herein for Mr. Berylson represent the above-referenced Shares reported for the Fund and Berylson Capital. James Berylson is the sole owner and managing member of Berylson Capital.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on July 1, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 12, 2014

BERYLSON MASTER FUND, LP

By: Berylson Capital Partners GP, LLC,
its General Partner

By: /s/ James Berylson
James Berylson, Managing Member

BERYLSON CAPITAL PARTNERS, LLC

By: /s/ James Berylson
James Berylson, Managing Member

JAMES BERYLSON

By: /s/ James Berylson
James Berylson, Individually